As filed with the Securities and Exchange Commission on January 18, 2018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

FS INVESTMENT CORPORATION III
(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION III
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
30282X 103
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
President and Chief Executive Officer
FS Investment Corporation III
201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James A. Lebovitz, Esq.
David J. Harris, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Tel: (215) 994-4000
Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$63,050,823.36	$7,849.83*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,849.83
Form or Registration No.: Schedule TO
Filing Party: FS Investment Corporation III
Date Filed: December 11, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 11, 2017 by FS Investment Corporation III, a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 7,297,549 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2016), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during three-month period ending on the expiration of the Offer. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated December 11, 2017, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 3:00 P.M., Central Time, on January 10, 2018, and a total of 7,471,600.835 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased a total of 2,986,249.417 Shares validly tendered and not withdrawn on a pro rata basis at a price equal to $8.35 per Share (an amount equal to the price at which Shares were issued pursuant to the Company’s distribution reinvestment plan on December 27, 2017) for an aggregate purchase price of approximately $24,935,175.32. Approximately 40.0% of the number of Shares tendered by each stockholder who participated in the tender offer was repurchased by the Company.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2018

FS INVESTMENT CORPORATION III

By:	/s/ STEPHEN S. SYPHERD
Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary

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